Contact: Peter Murphy/UTC
         (860) 728-7977
                                                          FOR IMMEDIATE RELEASE
         Matt Chadderdon/Carrier                          www.utc.com
         (860) 674-3130


     United Technologies Corp. Announces Successful Completion of its Tender
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                 Offer for Specialty Equipment Companies, Inc.
                 ---------------------------------------------

         HARTFORD, Conn., Nov. 21, 2000 - United Technologies Corp. (NYSE:UTX) today announced the successful completion of the tender offer for all of the outstanding shares of common stock of Aurora, Ill.-based Specialty Equipment Companies, Inc. (NYSE:SEC) for $30.50 per share in cash. The offer expired at midnight, New York City time, on November 20, 2000.

         Approximately   19.1   million   shares  of   Specialty,   representing
approximately 98% of the issued and outstanding Specialty shares, were tendered and accepted for purchase under the offer.

         UTC intends, under the terms of the merger agreement with Specialty, to acquire the remaining Specialty shares that UTC does not already own through a merger of Specialty with a wholly owned subsidiary of UTC. Following the completion of the merger, holders of Specialty shares who did not tender under the offer will be entitled to receive the same $30.50 per share price paid in the tender offer.

         Upon completion of the purchase, Specialty Equipment Companies, Inc. will be integrated into UTC's Carrier Corp. subsidiary.

         This release contains forward-looking statements as defined under securities laws, including statements about the completion of the transaction. Such forward-looking statements involve risks and uncertainties including those inherent in completing a merger.


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